Exhibit 99.3

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2018

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 1

TABLE OF CONTENTS

PROFILE	3

SIGNIFICANT EVENTS	4

OPERATIONAL AND FINANCIAL HIGHLIGHTS	7

OPERATIONS	8

ADVANCED PROJECTS	19

SELECTED ANNUAL INFORMATION	20

SUMMARY OF SELECTED QUARTERLY INFORMATION	21

RESULTS OF OPERATIONS	23

OUTLOOK	29

METAL PRICE SENSITIVITIES	30

LIQUIDITY AND CAPITAL RESOURCES	31

TRANSACTIONS WITH RELATED PARTIES	33

CRITICAL ACCOUNTING ESTIMATES	33

CHANGES IN ACCOUNTING POLICIES	34

NEW ACCOUNTING STANDARDS	34

FINANCIAL INSTRUMENTS	34

SECURITIES OUTSTANDING	35

NON-GAAP MEASURES	35

INTERNAL CONTROLS OVER FINANCIAL REPORTING	42

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	43

CAUTIONARY NOTE TO U.S. INVESTORS	45

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2018 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the most recent annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at February 28, 2019, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc.

On September 23, 2018, the Company announced it had signed an agreement to acquire Beadell Resources Limited (“Beadell”), a gold mining company listed on the Australian Securities Exchange. Beadell operates the 100% owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil. Tucano is part of an approximate 2,500 square kilometre land package which is highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. Beadell has a pipeline of high potential in-mine and near-mine resource growth opportunities, including multiple in-mine lease discoveries. All consents, shareholder, court and regulatory approvals for the acquisition have been obtained and all closing conditions have been satisfied. The Company anticipates the acquisition will be completed in early March 2019.

The closing of the Beadell transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with a strong balance sheet, excellent geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

In June 2017, the Company acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company filed a positive Preliminary Economic Assessment (“PEA”) on Coricancha in July 2018, and is currently undertaking a Bulk Sample Program (“BSP” and as further defined in the foregoing) to evaluate and confirm assumptions in the PEA. The BSP is expected to be completed before the end of the current quarter and the Company expects to make a decision on whether to restart the mine shortly thereafter.

The Company also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

SIGNIFICANT EVENTS

Acquisition of Beadell

On September 23, 2018, the Company announced that it had entered into a scheme implementation deed (the "Implementation Deed") with Beadell, pursuant to which it will acquire all of the issued ordinary shares of Beadell by means of a scheme of arrangement ("Scheme") under the Australian Corporations Act 2001 (the “Acquisition”).

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders will receive 0.0619 of the Company’s common shares for each Beadell share held (the “Exchange Ratio”). Upon completion of the Acquisition, Beadell shareholders are expected to own approximately 103.6 million of the Company’s common shares or approximately 38% of the Company’s pro-forma outstanding common shares, exclusive of shares that may be issued in connection with Beadell's options and performance rights. In order to be exchanged, Beadell options and performance rights must (unless the requirement is waived) have been vested and exercised in exchange for Beadell Shares, or will otherwise terminate.

•	Under concurrent arrangements, each Beadell warrant holder will receive a number of Company share purchase warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant.

•	The Implementation Deed included customary deal protection provisions, including no solicitation of alternative transactions by Beadell, a right in favour of Great Panther to match any potential superior proposals and reimbursement fees payable by Beadell or Great Panther, as the case may be, in certain events.

On February 11, 2019, the Scheme was approved (96% in favour) by the Company’s shareholders.

On February 12, 2019, the Scheme was also approved by 97% of the number of votes cast and 75% of the number of Beadell shareholders present and voting, at the meeting of Beadell shareholders.

Completion of the Acquisition is subject to customary conditions for a transaction of this nature and receipt of applicable court and regulatory approvals and consents on terms satisfactory to Great Panther as may be required to effect and complete the transaction. At the date of this MD&A all consents, court, regulatory and shareholder approvals have been obtained, and all closing conditions have been satisfied or waived by Great Panther. Completion is expected in early March 2019.

Some of the key closing conditions that were completed or satisfied include:

•	The negotiation of a modification to MACA Limited’s ("MACA") outstanding loan due from Beadell on terms satisfactory to Great Panther. An agreement to modify the terms was reached between Great Panther, Beadell and MACA on November 19, 2018 (the “MACA Agreement”). Under the agreement, MACA agreed to consent to the change of control, keep the loan in place with a term to June 2022, and other amendments with effect from the Completion Date.

•	Certain arrangements relating to Beadell's outstanding $10 million convertible debentures (the "Convertible Debentures") governed by a debenture indenture under which, upon a change of control (“Change of Control”), Beadell is required to make an offer (the "Change of Control Purchase Offer") to purchase all convertible debentures at a price equal to 105% of the principal amount, plus accrued and unpaid interest. The Company has waived the condition, and it is expected that Beadell will make the Change of Control Purchase Offer under the Company's direction and that it is also anticipated that the Company will enter into an amended and restated or supplemental debenture indenture pursuant to which the Company will expressly assume the obligations of Beadell and the holders of Convertible Debentures will be entitled to receive Great Panther Shares on the conversion thereof, to the extent that any Convertible Debentures remain outstanding after the Change of Control Purchase Offer.

•	Consent to the change of control on behalf of Beadell's senior secured lenders in Brazil (Santander and ITAU), which has been obtained.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

On December 6, 2018, the Company entered into a loan agreement (the "Loan Agreement") with Beadell pursuant to which the Company agreed to advance Beadell and its subsidiary, Beadell Brasil Ltda. ("Beadell Brasil"), as joint and several borrowers, a non-revolving term loan in the principal amount of $5.0 million (the “Loan”). The Loan bears interest at the rate of 14% per year in arrears and had a term to January 15, 2019. On January 14, 2019, the Company accepted partial repayment of $3.0 million of the principal amount advanced in connection with the Loan Agreement, plus interest and fees accrued to date, and agreed to extend the maturity date of the remaining $2.0 million to March 18, 2019 in order to provide Beadell with additional funds for general working capital and operating requirements.

On January 29, 2019, Beadell issued 2019 production guidance of 145,000 to 155,000 gold ounces at an all-in sustaining cost of $1,000 to $1,100 per ounce. Great Panther issued 2019 guidance of 3,700,000 – 4,000,000 silver equivalent ounces on January 17, 2019 at an all-in sustaining cost (before head office G&A) of $10.00 - $12.00 per silver payable ounce (see Outlook section for further details).

Following the closing of the Acquisition, the Company will review Beadell’s guidance and provide an update, if necessary. The Company’s focus for Beadell in 2019 will be integration, realization of cost synergies by rationalizing Beadell’s current Australian head office, and identifying and implementing cost-saving measures to optimize profitability of Tucano. Beadell’s operating team in Brazil will remain in place and there has already been a significant degree of coordination and integration with Great Panther’s head office through regularly scheduled meetings, regular communication, site visits and sharing of information and data. Great Panther also plans to immediately work with Beadell’s existing exploration team to develop a program aimed at capitalizing on Tucano’s significant exploration potential.

Coricancha update

On May 31, 2018, the Company reported the results of a positive PEA for Coricancha and filed a full PEA technical report on SEDAR on July 13, 2018. Following this, the Company initiated a 6,000 tonne trial stope and bulk sample program to further de-risk the project. The objective of the Bulk Sample Program is to confirm expectations regarding throughput, grades, and recoveries. Following the completion of the BSP, the Company expects to be able to make a decision by the end of March 2019 on whether to commence the restart of Coricancha.

To date, 160 metres of waste development and 449 metres of mineralized development have been advanced, representing 100% of the BSP program The development reached mineralization at the Constancia vein and 4,450 tonnes of ore has been accumulated on stockpiles which the Company plans to process in the concentrator by the end of March. This represents about 74% of the total projected mineralized material for the BSP.

Further, the BSP has advanced in the following key areas:

•	Successful tests of the crusher, ball mill and flotation facilities have been completed;
•	Refurbishment of the concentrator plant and surface facilities has been completed;
•	Rehabilitation of surface roads and underground mine rehabilitation has been completed;
•	Ore passes and chutes have been cleared and are operable;
•	Many key personnel hired to execute the BSP are also in place to support a transition to full scale mining, should the Company make a decision to restart the mine.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

GMC

On January 25, 2018, the Company provided an update to the Mineral Resource at the GMC, with an effective date of August 31, 2017. Compared to the previous update which had an effective date of August 31, 2016, Measured and Indicated ("M&I") Mineral Resources increased by 91% to 13,619,794 silver equivalent ounces (“Ag eq oz”); due to increases in resource categories at both the San Ignacio and Guanajuato mines. Specifically, M&I Mineral Resources increased by 110% to 11,362,323 Ag eq oz at the San Ignacio Mine and by 31% to 2,257,472 Ag eq oz at the Guanajuato Mine, compared to the previous update. Inferred Mineral Resources at the GMC remained essentially unchanged at 6,997,306 Ag eq oz.

Late in the third quarter of 2018, in order to lower costs and mitigate the impact of lower metal prices, the Company undertook a restructuring at GMC to reduce mining from the Guanajuato Mine and to increase output from the San Ignacio mine. In addition, the Company undertook other cost reduction measures and started to see the impact of these measures in the fourth quarter. Further restructuring measures were taken at the start of 2019 which included an optimization strategy under which the entire production for GMC will be sourced from the lower cost San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at growing higher margin resources.

Topia

On January 29, 2019, the Company provided an update to the Mineral Resource at Topia, with an effective date of July 31, 2018. Compared to the previous update which had an effective date of November 30, 2014, Measured and Indicated ("M&I") Mineral Resources increased by 28% to 14,770,000 Ag eq oz. Inferred Mineral Resources decreased by 3% to 10,720,000 Ag eq oz compared to the previous update.

The Company was able to increase output at Topia in 2018 and has plans to increase its processing capacity in 2019 by approximately 25%.

Other events

On February 22, 2018, Great Panther regretfully announced the passing away of Mr. Kenneth W. Major, who served as Director of the Company since March 2011, including distinguished service as Chair of the Safety, Health and Environment Committee, in addition to service on other committees of the Board of Directors. In Ken’s honour, the Company has established the Kenneth W. Major Safety Award to recognize Great Panther employees annually who exemplify Ken’s value of safety in the workplace.

On May 7, 2018, the Company announced that Mr. Ali Soltani would be stepping down from his role as Chief Operating Officer (“COO”) of the Company effective May 31, 2018. Mr. Soltani continued to provide services to the Company on a part-time basis as Senior Technical Advisor for several months thereafter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2018	Q4 2017	Change	2018	2017	Change

OPERATING RESULTS
Tonnes milled	89,270	98,396	-9%	374,229	373,709	0%
Silver equivalent ounces (“Ag eq oz”) produced[1]	951,784	1,065,773	-11%	4,170,966	3,978,731	5%
Silver ounces produced	438,152	514,218	-15%	1,857,864	1,982,685	-6%
Gold ounces production	4,101	5,931	-31%	20,161	22,501	-10%
Payable silver ounces	455,146	516,078	-12%	1,813,563	1,937,702	-6%
Ag eq oz sold[1]	944,563	1,038,023	-9%	3,927,639	3,793,516	4%
Cost per tonne milled[2]	$116	$116	0%	$121	$106	14%
Cash cost[2]	$10.37	$7.25	43%	$8.93	$5.76	55%
Cash cost per Ag eq oz2	$12.88	$13.18	-2%	$12.63	$12.11	4%
AISC, excluding corporate G&A expenditures [2]	$12.37	$10.83	14%	$11.94	$10.77	11%
AISC[2]	$16.06	$14.72	9%	$15.63	$15.07	4%
AISC per Ag eq oz2	$15.62	$16.89	-8%	$15.72	$16.87	-7%

(in thousands, except per ounce, per share, and exchange rate figures)	Q4 2018	Q4 2017	Change	2018	2017	Change
FINANCIAL RESULTS
Revenue	$13,647	$17,384	-21%	$59,434	$63,746	-7%
Mine operating earnings before non-cash items[2]	$2,017	$4,962	-59%	$12,020	$21,994	-45%
Mine operating earnings	$1,206	$3,755	-68%	$8,185	$17,689	-54%
Net income (loss)	$(3,559)	$(1,918)	-86%	$(10,063)	$1,290	-880%
Adjusted EBITDA[2]	$(3,271)	$904	-462%	$(6,399)	$6,009	-206%
Operating cash flows before changes in non-cash net working capital	$(3,776)	$618	-711%	$(6,722)	$6,369	-206%
Cash and short-term deposits at end of period	$50,581	$56,888	-11%	$50,581	$56,888	-11%
Net working capital at end of period	$61,851	$65,965	-6%	$61,851	$65,965	-6%
Average realized silver price per oz [3]	$14.80	$16.86	-12%	$15.56	$17.11	-9%
Average realized gold price per oz [3]	$1,250	$1,292	-3%	$1,278	$1,291	-1%
Earnings (loss) per share – basic and diluted	$(0.02)	$(0.01)	-100%	$(0.06)	$0.01	-700%
MXN/USD	$19.86	$18.95	5%	$19.25	$18.93	2%

[1]	Silver equivalent ounces are referred to throughout this document. For 2018, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018. As a result, the metrics in silver equivalent ounces for the first and second quarter of 2018 have been restated. Comparatively, Ag eq oz for 2017 are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2017.
[2]	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate G&A expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. The computation of cash cost per Ag eq oz reflects actual realized prices for the by-products. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

OPERATIONS

Consolidated operations

	Q4 2018	Q4 2017	Change	% Change	Q3 2018	Change	% Change	2018	2017	Change	% Change
Tonnes mined [1]	92,158	97,407	(5,249)	-5%	92,997	(839)	-1%	376,743	370,017	6,726	2%
Tonnes milled	89,270	98,396	(9,126)	-9%	92,920	(3,650)	-4%	374,229	373,709	520	0%
Production
Silver (ounces)	438,152	514,218	(76,066)	-15%	448,840	(10,688)	-2%	1,857,864	1,982,685	(124,821)	-6%
Gold (ounces)	4,101	5,931	(1,830)	-31%	4,737	(636)	-13%	20,161	22,501	(2,340)	-10%
Lead (tonnes)	474	441	33	7%	572	(98)	-17%	1,958	1,291	667	52%
Zinc (tonnes)	661	551	110	20%	639	22	3%	2,361	1,757	604	34%
Ag eq oz	951,784	1,065,773	(113,989)	-11%	1,023,128	(71,344)	-7%	4,170,966	3,978,731	192,235	5%
Sales
Payable silver ounces	455,146	516,078	(60,932)	-12%	402,150	52,996	13%	1,813,563	1,937,702	(124,139)	-6%
Ag eq oz sold	944,563	1,038,023	(93,460)	-9%	847,317	97,246	11%	3,927,639	3,793,516	134,123	4%
Cost metrics
Cost per tonne milled [2]	$116	$116	$–	0%	$128	$(12)	-9%	$121	$106	$15	14%
Cash cost [2]	$10.37	$7.25	$3.12	43%	$12.79	$(2.42)	-19%	$8.93	$5.76	$3.17	55%
Cash cost per Ag eq oz [2]	$12.88	$13.18	$(0.30)	-2%	$13.56	$(0.68)	-5%	$12.63	$12.11	$0.52	4%
AISC excluding corporate G&A expenditures [2]	$12.37	$10.83	$1.54	14%	$16.09	$(3.72)	-23%	$11.94	$10.77	$1.17	11%
AISC [2]	$16.06	$14.72	$1.34	9%	$19.74	$(3.68)	-19%	$15.63	$15.07	$0.56	4%
AISC per Ag eq oz [2]	$15.62	$16.89	$(1.27)	-8%	$16.86	$(1.24)	-7%	$15.72	$16.87	$(1.15)	-7%

1 Excludes purchased ore.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate G&A expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Tonnes milled

Tonnes milled for the year ended December 31, 2018 remained relatively unchanged compared to the year ended December 31, 2017.

Tonnes milled for the fourth quarter of 2018 were 89,270 tonnes, a 9% decrease from 98,396 tonnes compared to the fourth quarter of 2017. The decrease was mainly due to the reduction of mining activities of the higher cost areas at Guanajuato Mine in order to reduce overall unit costs and commence a focused drilling program for the mines.

Compared to the third quarter of 2018, the throughput during the fourth quarter of 2018 decreased by 4% which can also be attributed to the above noted restructuring activities at Guanajuato Mine.

Production

Silver equivalent ounces produced for the year ended December 31, 2018 increased 5% compared to the year ended December 31, 2017 primarily due to the current year revision in the Ag eq oz conversion ratios due to higher gold to silver price ratio, and higher silver and lead recoveries at Topia. These factors were partly offset by lower silver and gold grades at both GMC and Topia, and lower gold recovery at Topia.

Silver equivalent ounces for the fourth quarter of 2018 decreased 11% compared to the fourth quarter of 2017, predominantly due to the 13% decrease in mill throughput at GMC, the revision in the Ag eq oz conversion ratios, and lower silver and gold grades and gold recoveries at both GMC and Topia. These factors were partly offset by the 8% increase in mill throughput and higher zinc grades at Topia.

Silver equivalent ounces for the fourth quarter of 2018 decreased 7% compared to the third quarter of 2018 mainly due to the 4% decrease in throughput and lower metal recoveries at both GMC and Topia.

The lower production of silver and gold from GMC resulted from physical variability of the resource model and grades therein. In addition, the mining of narrower than planned vein widths increased mining costs per tonne of ore mined. Production also declined from restructuring initiatives taken to reduce mining from the Guanajuato Mine in order to lower costs and mitigate the impact of lower metal prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Cost per tonne milled

Cost per tonne milled for the year ended December 31, 2018 increased compared to the prior year due primarily to higher Mexican peso ("MXN") denominated production costs, as described in the section Results of Operations, which was partly offset by a weakening of the MXN to the USD.

Cost per tonne milled in the fourth quarter of 2018 remained unchanged compared to the fourth quarter of 2017.

Cost per tonne milled in the fourth quarter of 2018 decreased compared to the third quarter of 2018 due primarily to a decrease in MXN denominated production costs from the restructuring efforts undertaken at GMC to lower costs, and the weakening of the MXN to the USD. These factors were partly offset by a 4% decrease in mill throughput.

Cash cost and AISC

Cash cost

Cash cost for the year ended December 31, 2018 increased compared to the prior year primarily due to an increase in MXN denominated production costs at GMC for the factors noted above in the Production section ($3.50 per oz effect), lower payable silver ounces ($0.39 per oz effect) as well as a decrease in by-product credits associated with lower gold sales and lower realized average prices for gold, lead and zinc ($0.76 per oz effect). These factors were partly offset by lower smelting and refining charges ($1.10 per oz effect) and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.38 per oz.

Cash cost in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 primarily due to lower payable silver ounces ($1.22 per oz effect) as well as a decrease in by-product credits associated with lower gold sales ounces and lower realized average prices for gold, lead and zinc (together, a $4.83 per oz effect). These factors were partly offset by a decrease in MXN denominated production costs ($0.46 per oz effect), lower smelting and refining charges ($1.39 per oz effect) and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.08 per oz.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

Cash cost in the fourth quarter of 2018 decreased compared to the third quarter of 2018 primarily due to an increase in by-product credits associated mainly with higher gold sales ounces ($2.42 per oz effect), higher payable silver ounces ($1.49 per oz effect), and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.10 per oz. These factors were partly offset by an increase in MXN denominated production costs as a concentrate shipment of approximately 90,000 Ag eq oz that missed the cut-off for revenue recognition as at the end of the third quarter was recognized in the fourth quarter ($2.43 per oz effect), and higher smelting and refining charges ($0.15 per oz effect).

Cash cost per Ag eq oz

Cash cost per Ag eq oz for the year ended December 31, 2018 increased compared to the prior year primarily due to the increase in MXN denominated production costs ($1.64 per Ag eq oz effect) and decrease in sales volumes ($0.54 per Ag eq oz effect). These factors were partly offset by the Ag eq oz conversion ratio revisions ($0.95 per Ag eq oz effect), lower smelting and refining charges ($0.51 per Ag eq oz effect), and a weakening of the MXN to the USD ($0.20 per Ag eq oz effect).

Cash cost per Ag eq oz in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the decrease in MXN denominated production costs ($0.23 per Ag eq oz effect), a weakening of the MXN to the USD ($0.53 per Ag eq oz effect), lower smelting and refining charges ($0.69 per Ag eq oz effect), and the Ag eq oz conversion ratio revisions ($0.92 per Ag eq oz effect). These factors were partly offset by the decrease in sales volumes ($2.07 per Ag eq oz effect).

Cash cost per Ag eq oz in the fourth quarter of 2018 decreased compared to the third quarter of 2018 primarily due to the increase in sales volume ($1.40 per oz effect), and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.59 per oz. These factors were partly offset by an increase in MXN denominated production costs as a concentrate shipment of approximately 90,000 Ag eq oz that missed the cut-off for revenue recognition as at end of the third quarter was recognized in the fourth quarter ($1.23 per oz effect), and higher smelting and refining charges ($0.07 per oz effect).

All-in sustaining cost

All-in sustaining cost for the year ended December 31, 2018 increased compared to the prior year primarily due to the increase in cash cost discussed above ($3.17 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $0.64 per oz. These were partly offset by lower sustaining EE&D expenses and capital expenditures (together, a $2.38 per oz effect), and lower general and administrative (“G&A”) expenses ($0.87 per oz effect).

All-in sustaining cost in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 primarily due to the increase in cash cost discussed above ($3.12 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $1.00 per oz. These were partly offset by lower sustaining EE&D expenses and capital expenditures (together, a $2.26 per oz effect), and lower G&A expenses ($0.52 per oz effect).

All-in sustaining cost in the fourth quarter of 2018 decreased compared to the third quarter of 2018 primarily due to the decrease in cash cost as discussed above ($2.42 per oz effect), a decrease in payable silver ounces which had the effect of further decreasing AISC by $0.81 per oz, and a lower sustaining EE&D expenses and capital expenditures (together, a $0.86 per oz effect). This is partly offset by higher G&A expenses ($0.41 per oz effect).

AISC per Ag eq oz

AISC per Ag eq oz for the year ended December 31, 2018 decreased compared to the prior year primarily due to the Ag eq oz conversion ratio revisions ($1.20 per Ag eq oz effect), lower sustaining EE&D expenses and capital expenditures (together, $1.11 per Ag eq oz effect), and lower G&A expenses ($0.40 per Ag eq oz effect). These factors were partly offset by lower sales volumes ($1.04 per Ag eq oz effect), and the increase in cash cost per Ag eq oz ($0.52 per Ag eq oz effect) as described above.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

AISC per Ag eq oz in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the decrease in cash cost per Ag eq oz ($0.30 per Ag eq oz effect) as described above, the Ag eq oz conversion ratio revisions ($0.29 per Ag eq oz effect), lower sustaining EE&D expenses and capital expenditures (together, a $1.09 per Ag eq oz effect), and lower G&A expenses ($0.25 per Ag eq oz effect). These factors were partly offset by lower sales volumes ($0.66 per Ag eq oz effect).

AISC per Ag eq oz in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the decrease in cash cost per Ag eq oz ($0.68 per Ag eq oz effect) as described above, lower sustaining EE&D expenses and capital expenditures (together, a $0.41 per Ag eq oz effect), and higher sales volumes ($0.34 per Ag eq oz effect). These factors were partly offset by lower G&A expenses ($0.20 per Ag eq oz effect).

Guanajuato Mine Complex

	Q4 2018	Q4 2017	Change	% Change	2018	2017	Change	% Change
Tonnes mined	71,943	80,863	(8,920)	-11%	301,014	316,810	(15,796)	-5%
Tonnes milled	70,387	80,896	(10,509)	-13%	300,624	319,963	(19,339)	-6%
Production
Silver (ounces)	254,405	332,203	(77,798)	-23%	1,096,757	1,386,964	(290,207)	-21%
Gold (ounces)	3,833	5,606	(1,773)	-32%	19,073	21,501	(2,428)	-11%
Silver equivalent ounces	561,083	724,643	(163,560)	-23%	2,622,623	2,892,068	(269,445)	-9%
Sales
Payable silver ounces	273,503	341,069	(67,566)	-20%	1,106,357	1,404,696	(298,339)	-21%
Ag eq oz sold	598,434	731,403	(132,969)	-18%	2,608,715	2,892,243	(283,528)	-10%
Average ore grades
Silver (g/t)	129	144	(15)	-10%	129	151	(22)	-15%
Gold (g/t)	2.01	2.48	(0.47)	-19%	2.27	2.41	(0.14)	-6%
Metal recoveries
Silver	87.2%	88.5%	-1.3%	-1%	87.9%	89.2%	-1.3%	-1%
Gold	84.4%	87.0%	-2.6%	-3%	87.1%	86.9%	0.2%	0%
Cost metrics
Cost per tonne milled[1]	$99	$99	$–	0%	$107	$92	$15	16%
Cash cost[1]	$12.25	$5.65	$6.60	117%	$10.23	$4.32	$5.91	137%
Cash cost per Ag eq oz1	$14.08	$12.49	$1.59	13%	$13.54	$11.58	$1.96	17%
AISC[1]	$14.53	$10.38	$4.15	40%	$14.14	$9.17	$4.97	54%
AISC per Ag eq oz1	$15.13	$14.69	$0.44	3%	$15.20	$13.94	$1.26	9%

Tonnes milled

Mill throughput for the year ended December 31, 2018 decreased compared to the prior year largely due to the reduction in mining at the Guanajuato Mine in order to reduce overall unit costs. This was partly offset by higher production from the San Ignacio Mine to make up for the reduction in mining at the Guanajuato Mine.

Mill throughput in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the reduction in mining at the Guanajuato Mine in order to reduce overall unit costs and complete a focused drill program for the mine.

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Production

Metal production for the year ended December 31, 2018 decreased compared to the prior year due to lower average silver and gold grades, lower mill throughput and lower silver recovery. These were partly offset by the revision in the Ag eq oz conversion ratios.

Metal production in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 mainly due to lower throughput (as a result of the aforementioned restructuring at the Guanajuato Mine), lower average silver and gold grades, and lower silver and gold recoveries.

Cost per tonne milled

Cost per tonne milled for the year ended December 31, 2018 increased compared to the prior year primarily due to higher MXN denominated production costs ($11 per tonne effect) and decreased mill throughput ($6 per tonne effect). These factors were partly offset by a weakening of the MXN to the USD ($2 per tonne effect).

Cost per tonne milled in the fourth quarter of 2018 remained unchanged compared to the fourth quarter of 2017.

Cash cost

Cash cost for the year ended December 31, 2018 increased by $5.91 per oz compared to the prior year primarily due to lower gold by-product credits ($3.08 per oz effect), higher MXN production costs ($2.66 per oz effect), and lower payable silver ounces, which had the impact of increasing cash cost on a per-unit basis by $1.17 per oz. These factors were partly offset by a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.51 per oz, and lower smelting and refining charges ($0.49 per oz effect).

Cash cost in the fourth quarter of 2018 increased by $6.60 per oz compared to the fourth quarter of 2017 primarily due to lower gold by-product credits ($6.24 per oz effect), and lower payable silver ounces, which had the impact of increasing cash cost on a per-unit basis by $2.43 per oz. These factors were partly offset by a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.12 per oz, lower MXN production costs ($0.57 per oz effect), and lower smelting and refining charges ($0.38 per oz effect).

Cash cost per Ag eq oz

Cash cost per Ag eq oz for the year ended December 31, 2018 increased by $1.96 per Ag eq oz compared to the prior year primarily due to lower Ag eq oz sold ($2.31 per Ag eq oz effect) and higher MXN production costs ($1.13 per Ag eq oz effect). These were partly offset by the Ag eq oz conversion ratio revisions ($1.05 per Ag eq oz effect), a weakening of the MXN to the USD ($0.22 per Ag eq oz effect), and lower smelting and refining charges ($0.21 per Ag eq oz effect).

Cash cost per Ag eq oz in the fourth quarter of 2018 increased by $1.59 per Ag eq oz compared to the fourth quarter of 2017 primarily due to lower Ag eq oz sold ($3.53 per Ag eq oz effect). These were partly offset by the lower MXN production costs ($0.27 per Ag eq oz effect), Ag eq oz conversion ratio revisions ($0.97 per Ag eq oz effect), a weakening of the MXN to the USD ($0.52 per Ag eq oz effect), and lower smelting and refining charges ($0.18 per Ag eq oz effect).

All-in sustaining cost

All-in sustaining cost for the year ended December 31, 2018 increased compared to the prior year primarily due to the increase in cash cost ($5.91 per oz effect) as described above. The lower number of payable silver ounces also increased AISC on a per ounce basis ($1.31 per oz effect). These factors were partly offset by lower sustaining EE&D expenses ($1.31 per oz effect) and lower capital expenditures ($0.94 per oz effect).

All-in sustaining cost in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 primarily due to the increase in cash cost ($6.60 per oz effect) as described above. The lower number of payable silver ounces also increased AISC on a per ounce basis ($1.17 per oz effect). These factors were partly offset by lower sustaining EE&D expenses ($2.89 per oz effect) and lower capital expenditures ($0.73 per oz effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

AISC per Ag eq oz

AISC per Ag eq oz for the year ended December 31, 2018 increased compared to the prior year primarily due to the increase in cash cost per Ag eq oz ($1.96 per Ag eq oz effect) as described above and lower Ag eq oz sales volume ($1.30 per Ag eq oz effect). These factors were partly offset by the Ag eq oz conversion ratio revisions ($1.05 per Ag eq oz effect), lower sustaining EE&D expenses ($0.55 per oz effect), and lower capital expenditures ($0.40 per Ag eq oz effect).

AISC per Ag eq oz in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 primarily due to the increase in cash cost per Ag eq oz ($1.59 per Ag eq oz effect) as described above and lower Ag eq oz sales volume ($0.69 per Ag eq oz effect). These factors were partly offset by the Ag eq oz conversion ratio revisions ($0.19 per Ag eq oz effect), lower sustaining EE&D expenses ($1.32 per oz effect), and lower capital expenditures ($0.33 per Ag eq oz effect).

Development

Metres of development	Q4 2018	Q4 2017	FY 2018	FY 2017
Guanajuato Mine	81	727	2,197	972
San Ignacio Mine	585	326	2,558	3,649
Total metres of development	666	1,053	4,755	4,621

For the year ended December 31, 2018, mine and exploration development at GMC increased compared to the same period in 2017 in order to access lower elevation ore bodies at the Guanajuato Mine during the first nine months of 2018.

The decrease in mine and exploration development at GMC for the three months ended December 31, 2018 compared to the same period in 2017 was mainly due to the changes in mine plan undertaken by the Company commencing in the third quarter of 2018 to reduce mining from the Guanajuato Mine which, in turn, reduced the level of development activities at these areas.

Metres of exploration drilling	Q4 2018	Q4 2017	FY 2018	FY 2017
Guanajuato Mine	1,173	–	4,001	4,322
San Ignacio Mine	–	4,538	7,085	17,885
Total metres of exploration drilling	1,173	4,538	11,086	22,207

For the year ended December 31, 2018, the number of metres of exploration drilling was reduced due to drilling results at the Guanajuato Mine that were below expectations during the first nine months of 2018.

In the fourth quarter of 2018, the Company revised its exploration drill program to focus on the Guanajuato Mine with the aim of identifying and growing more higher-margin mineral resources.

Development and drilling costs for GMC are expensed.

Permitting

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and will provide its response in due course.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

A recent geotechnical review and investigation performed by an independent third party determined that the current and projected embankments of the TSF meet recommended minimum factors of safety. The management of maintaining minimum factors of safety includes: (a) continuing with management of the coarse tailings and maintaining a minimum beach width of 100 metres, (b) maintaining monitoring and recording of instrumentation, including piezometers and inclinometers (to date records received from the pore pressure instrumentation show a stable trend over time with fluctuations associated with seasonal conditions), (c) maintaining a free board of at least two metres as per SEMANART requirements, (d) continuing the implementation of a formal inspection program that includes at least annual field inspections by a qualified geotechnical engineer to verify the conditions of the TSF based on the existing conditions and the results of the monitoring programs, and (e) maintaining an active decantation system with sufficient capacity to prevent overfilling of the effluent storage pond. GMC continues to retain an independent third party for annual review and inspection of the security of the TSF.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at GMC until at least 2021. Based on its meetings and other communication with the authorities, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at GMC. In either case, the Company’s results of operations could be adversely affected.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. As of the date of this document, the resolution is pending. The Company is also preparing requests for similar permits for other areas of the Company's operations.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Topia Mine

	Q4 2018	Q4 2017	Change	% Change	2018	2017	Change	% Change
Tonnes mined	20,214	16,544	3,670	22%	75,729	53,207	22,522	42%[1]
Tonnes milled	18,883	17,500	1,383	8%	73,605	53,745	19,860	37%[1]
Production
Silver (ounces)	183,747	182,015	1,732	1%	761,107	595,721	165,386	28%[1]
Gold (ounces)	267	325	(58)	-18%	1,087	999	88	9%[1]
Lead (tonnes)	474	441	33	7%	1,958	1,291	667	52%[1]
Zinc (tonnes)	661	551	110	20%	2,361	1,757	604	34%[1]
Silver equivalent ounces	390,701	341,129	49,572	15%	1,548,343	1,086,663	461,680	42%[1]
Sales
Payable silver ounces	181,643	175,009	6,634	4%	707,206	533,006	174,200	33%[1]
Ag eq oz sold	346,129	306,620	39,509	13%	1,318,924	901,273	417,651	46%[1]
Average ore grades
Silver (g/t)	326	352	(26)	-7%	344	376	(32)	-9%[1]
Gold (g/t)	0.83	0.95	(0.12)	-13%	0.79	0.89	(0.10)	-11%[1]
Lead (%)	2.69	2.68	0.01	0%	2.82	2.58	0.24	9%[1]
Zinc (%)	3.68	3.35	0.33	10%	3.41	3.47	(0.06)	-2%[1]
Metal recoveries
Silver	92.9%	91.8%	1.1%	1%	93.4%	91.7%	1.7%	2%[1]
Gold	53.4%	60.8%	-7.4%	-12%	58.1%	65.3%	-7.2%	-11%[1]
Lead	93.3%	94.1%	-0.8%	-1%	94.3%	93.1%	1.2%	1%[1]
Zinc	95.0%	93.8%	1.2%	1%	94.1%	94.2%	-0.1%	0%[1]
Cost metrics
Cost per tonne milled[2]	$179	$194	$(15)	-8%	$180	$190	$(10)	-5%[1]
Cash cost[2]	$7.54	$10.35	$(2.81)	-27%	$6.90	$9.53	$(2.63)	-28%[1]
Cash cost per Ag eq oz2	$10.80	$14.82	$(4.02)	-27%	$10.82	$13.79	$(2.97)	-22%[1]
AISC[2]	$9.13	$11.70	$(2.57)	-22%	$8.50	$14.98	$(6.48)	-43%[1]
AISC per Ag eq oz2	$11.64	$15.59	$(3.95)	-25%	$11.67	$17.01	$(5.34)	-31%[1]

1 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, the changes shown for cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and AISC per Ag eq oz are not considered to be meaningful.

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Tonnes milled

Mill throughput for the year ended December 31, 2018 increased compared to the prior year mainly due to the temporary suspension of milling operations in the first quarter of 2017 to complete plant upgrades and a new tailings handling facility (the “Topia Project”), additional mill feed from mining areas with wider veins, as well as higher mill availability due to improved operational efficiencies.

Mill throughput in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 mainly due to the additional mill feed from mining areas with wider veins, as well as higher mill availability due to improved operational efficiencies.

Production

Metal production for the year ended December 31, 2018 increased compared to the prior year mainly due to higher throughput, improvement in average lead grades and in silver and lead recoveries, and the revision in the Ag eq oz conversion ratios. These factors were partly offset by the lower silver, gold and zinc grades, and lower gold and zinc recoveries.

Metal production in the fourth quarter of 2018 increased compared to the fourth quarter of 2017 mainly due to higher throughput, improvement in average lead and zinc grades and in silver and zinc recoveries and the revision in the Ag eq oz conversion ratios. These factors were partly offset by the lower silver and gold grades, and lower gold and lead recoveries.

Cost per tonne milled

Cost per tonne milled for the year ended December 31, 2018 decreased compared to the prior year primarily due to higher mill throughput ($51 per tonne effect) and the weakening of the MXN to the USD ($3 per tonne effect). These factors were partly offset by higher production costs ($44 per tonne effect). The quantum of the factors explaining this variance, and other annual variances noted below, is largely a result of the aforementioned Topia Project, which resulted in the suspension of milling for the duration of the first quarter of 2017, thus the analysis may not be meaningful.

Cost per tonne milled in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to higher mill throughput ($14 per tonne effect) and the weakening of the MXN to the USD ($9 per tonne effect). These factors were partly offset by higher production costs ($8 per tonne effect).

Cash cost

Cash cost for the year ended December 31, 2018 decreased compared to the prior year primarily due to higher by-product credits ($2.88 per oz effect), higher payable silver ounces ($2.35 per oz effect), lower smelting and refining charges ($2.06 per oz effect), and a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.31 per oz. These factors were partly offset by higher MXN production costs ($4.97 per oz effect).

Cash cost in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to lower MXN production costs ($0.24 per oz effect), higher payable silver ounces ($0.38 per oz effect), lower smelting and refining charges ($3.24 per oz effect), and a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.95 per oz. These factors were partly offset by lower by-product credits ($2.00 per oz effect).

Cash cost per Ag eq oz

Cash cost per Ag eq oz for the year ended December 31, 2018 decreased compared to the prior year primarily due to higher Ag eq oz sold, lower smelting and refining charges, the Ag eq oz conversion ratio revisions, and weakening of the MXN to the USD. This was partly offset by an increase in MXN production costs.

Cash cost per Ag eq oz in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to higher Ag eq oz sold ($0.88 per Ag eq oz effect), lower smelting and refining charges ($1.70 per Ag eq oz effect), the Ag eq oz conversion ratio revisions ($0.81 per Ag eq oz effect), weakening of the MXN to the USD ($0.50 per Ag eq oz effect), and a decrease in MXN production costs ($0.13 per Ag eq oz effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

All-in sustaining cost

All-in sustaining cost for the year ended December 31, 2018 decreased compared to the prior year primarily due to the decrease in cash cost ($2.63 per oz effect) as described above, lower capital expenditures ($2.14 per oz effect), higher payable silver ounces ($1.34 per oz effect), and lower sustaining EE&D expenses ($0.37 per oz effect). All-in sustaining costs for 2017 reflected the full capital cost of the Topia Project as these were treated as sustaining capital expenditures.

All-in sustaining cost in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the decrease in cash cost ($2.81 per oz effect) as described above, lower capital expenditures ($0.14 per oz effect), and higher payable silver ounces ($0.05 per oz effect). These factors were partly offset by higher sustaining EE&D expenses ($0.43 per oz effect).

AISC per Ag eq oz

AISC per Ag eq oz for the year ended December 31, 2018 decreased compared to the prior year primarily due to the decrease in cash cost per Ag eq oz ($2.97 per Ag eq oz effect) as described above, lower capital expenditures ($1.15 per Ag eq oz effect), the Ag eq oz conversion ratio revisions ($0.86 per Ag eq oz effect), lower sustaining EE&D expenses ($0.19 per Ag eq oz effect), and higher sales volumes ($0.17 per Ag eq oz effect).

AISC per Ag eq oz in the fourth quarter of 2018 decreased compared to the fourth quarter of 2017 primarily due to the decrease in cash cost per Ag eq oz ($4.02 per Ag eq oz effect) as described above, lower capital expenditures ($0.07 per Ag eq oz effect), the Ag eq oz conversion ratio revisions ($0.05 per Ag eq oz effect), and higher sales volumes ($0.04 per Ag eq oz effect). These factors were partly offset by higher sustaining EE&D expenses ($0.23 per Ag eq oz effect).

Development

Metres of development	Q4 2018	Q4 2017	FY 2018	FY 2017
Total metres of development	1,397	1,552	5,237	5,167

The metres of development for the year ended December 31, 2018 remained relatively unchanged compared to the prior year.

The decrease in metres of development in the fourth quarter compared to the same period in 2017 was mainly due to timing of development activities performed throughout the year.

The majority of the development was carried out at the Argentina, 15-22, San Miguel, El Rosario, La Prieta and Recompensa mines. The Company expenses all operational development at Topia to production costs.

Metres of exploration drilling	Q4 2018	Q4 2017	FY 2018	FY 2017
Total metres of exploration drilling	–	–	–	2,484

No exploration drilling has been undertaken in the period as Topia’s current remaining life of mine does not necessitate drilling.

Permitting

Tailings storage

In December 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of Phase II of the TSF.  Phase II is not a conventional tailings dam, but instead a dry stack operation using filter cake.  The deposition includes stacking and compaction of the material.  While detailed design and engineering of the under drainage of the lower bench of Phase II is underway, the Company is utilizing the upper bench of Phase II for the deposition of dry stack tailings and expects to continue to do so throughout 2019.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

Phase I of the TSF was closed and contoured during 2018.  Based upon recommendations from an independent third party, an additional three instrumentation stations in the footprint of the TSF will be put in place in 2019 for the purposes of continuous monitoring.

The independent third party will continue to perform an annual review of Phase I, as well as conduct geotechnical reviews and provide design considerations for Phase II.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA") and by the Company of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

ADVANCED PROJECTS

Coricancha

The Company announced an updated Mineral Resource Estimate for Coricancha in December 2017. In May 2018, the Company released the results of a PEA which confirmed the potential for three million Ag eq oz of annual production. The Company is now advancing the project by completing a Bulk Sample Program, which commenced in July 2018. The Company expects to be able to make a decision by the end of March 2019 regarding the restart of Coricancha. Subsequent development and capital investments necessary to restart Coricancha are expected to occur within a year after successful completion of the Bulk Sample Program. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base.

The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on the Company’s website, SEDAR and EDGAR.

Legacy tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with the previous owner for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company is also seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with IFRS, except as noted:

(in 000’s, except per-share amounts)	2018	2017	2016
Revenue	$59,434	$63,746	$61,881
Production costs	47,414	41,752	34,153
Mine operating earnings before non-cash items[1]	12,020	21,994	27,728
Amortization and share-based compensation	3,835	4,305	5,706
Mine operating earnings	8,185	17,689	22,022
EE&D	13,053	9,524	6,127
Finance and other income (expense)	1,846	2,413	(11,012)
Net income (loss)	(10,063)	1,290	(4,118)
Basic and diluted loss per share	(0.06)	0.01	(0.03)
Adjusted EBITDA	(6,399)	6,009	16,519
	December 31, 2018	December 31, 2017	December 31, 2016
Cash and short-term deposits	50,581	56,888	56,662
Total assets	112,776	121,880	89,441
Total non-current liabilities	25,000	24,895	5,600
Working capital	61,851	65,965	66,560

Total assets at December 31, 2018 decreased $9.1 million from December 31, 2017 mainly due to the $6.7 million cash outflows from operating activities before changes in non-cash working capital and a $3.6 million reduction in mineral properties, plant and equipment from amortization and depletion. These factors were partly offset by non-cash adjustments such as positive mark-to-market adjustments on the Company’s derivative contracts.

Non-current liabilities slightly increased by $0.1 million to $25.0 million at December 31, 2018 compared to $24.9 million at December 31, 2017.

Please refer to the Results of Operations section for a discussion of the changes relating to earnings.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per-share amounts)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue	$13,647	$11,691	$17,077	$17,019	$17,384	$18,260	$15,731	$12,371
Production costs	11,630	11,024	12,967	11,794	12,422	12,092	10,313	6,926
Mine operating earnings before non-cash items[1]	2,017	667	4,110	5,225	4,962	6,168	5,418	5,445
Amortization and share-based compensation	811	610	1,207	1,206	1,207	1,362	953	783
Mine operating earnings	1,206	57	2,903	4,019	3,755	4,806	4,465	4,662
EE&D	3,768	3,341	2,617	3,326	2,568	2,652	2,348	1,955
Finance and other income (expense)	757	1,112	(912)	889	(459)	50	827	1,996
Net income (loss) for the period	(3,559)	(3,642)	(2,765)	(97)	(1,918)	(666)	833	3,040
Basic and diluted earnings (loss) per share	(0.02)	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)	0.00	0.02
Adjusted EBITDA[1]	(3,271)	(3,679)	137	415	904	1,482	1,489	2,134

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Tonnes mined[2]	92,158	92,997	97,094	94,494	97,407	87,974	92,578	92,058
Tonnes milled	89,270	92,920	95,169	96,869	98,396	94,080	98,576	82,656
Production
Silver (ounces)	438,152	448,840	479,809	491,063	514,218	532,803	569,229	366,435
Gold (ounces)	4,101	4,737	5,492	5,831	5,931	5,848	5,543	5,178
Lead (tonnes)	474	572	480	433	441	442	405	3
Zinc (tonnes)	661	639	528	533	551	562	638	6
Ag eq oz	951,784	1,023,128	1,081,784	1,114,270	1,065,773	1,080,483	1,102,290	730,185
Sales
Payable silver ounces	455,146	402,150	479,942	476,325	516,078	552,218	524,411	344,995
Ag eq oz sold	944,563	847,317	1,090,684	1,045,076	1,038,023	1,082,451	992,058	680,984
Cost metrics
Cost per tonne milled[1]	$116	$128	$121	$121	$116	$116	$103	$88
Cash cost[1]	$10.37	$12.79	$7.84	$5.39	$7.25	$5.82	$5.67	$3.54
Cash cost per Ag eq oz1	$12.88	$13.56	$12.43	$11.85	$13.18	$12.37	$11.47	$10.99
AISC excluding corporate G&A expenditures[1]	$12.37	$16.09	$11.22	$8.75	$10.83	$8.83	$10.85	$13.66
AISC[1]	$16.06	$19.74	$15.04	$12.33	$14.72	$13.75	$14.93	$19.55
AISC per Ag eq oz1	$15.62	$16.86	$15.60	$15.01	$16.89	$16.42	$16.37	$19.10

The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal sold, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year.

Metal production for the last eight quarters has consistently been in approximately the 0.9 – 1.1 million Ag eq oz range with the exception of the first quarter of 2017, which was impacted by the planned suspension of processing at Topia to allow for upgrades to the processing facility. Topia resumed production in the second quarter of 2017. Outside of this factor, the trend in revenue has mainly been impacted by the fluctuation in prices for silver and gold.

Trends in net income over the last eight quarters

The trends in production costs are due primarily to the costs of mining operations. Mining costs have increased in more recent quarters as a result of higher variability in mineral resources at GMC. Further, there were rate increases in both 2017 and 2018 for mining contractors. Plant costs at Topia increased slightly due to the operation of the new dry tails filter press. On-site administrative costs were fairly steady, with additional costs being incurred for security and safety.

Mine operating earnings are a function of revenue, production costs, depreciation at the operating mines, and share based compensation of operations personnel.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for the purchase of Mexican pesos. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market every reporting period. The first, third and fourth quarters of 2018 and the first, second and third quarters of 2017 reflected significant foreign exchange gains, while the second quarter of 2018 and the fourth quarter of 2017 reflected significant foreign exchange losses, mainly due to these MXN forward contracts. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures increased due to the addition of Coricancha care and maintenance and project expenditures after its acquisition in June 2017. The Company also expenses exploration and drilling costs at its operating mines.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

RESULTS OF OPERATIONS

Year ended December 31, 2018

Revenue

	FY 2018			FY 2017%
	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Payable silver (ounces)	1,106,357	707,206	1,813,563	1,404,696	533,006	1,937,702	-6%
Gold (ounces)	18,780	780	19,560	21,251	587	21,838	-10%
Lead (tonnes)	–	1,805	1,805	-	1,135	1,135	59%
Zinc (tonnes)	–	1,643	1,643	-	1,257	1,257	31%
Silver equivalent ounces	2,608,715	1,318,924	3,927,639	2,892,243	901,273	3,793,516	4%
Revenue (000’s)
Silver revenue	$17,271	$10,944	$28,215	$24,129	$9,016	$33,145	-15%
Gold revenue	24,020	985	25,005	27,432	755	28,187	-11%
Lead revenue	-	3,904	3,904	-	2,741	2,741	42%
Zinc revenue	-	4,497	4,497	-	3,853	3,853	17%
Smelting and refining charges	(1,656)	(531)	(2,187)	(2,195)	(1,985)	(4,180)	-48%
Total revenue	$39,635	$19,799	$59,434	$49,366	$14,380	$63,746	-7%
Average realized metal prices and FX rates
Silver (per ounce)			$15.56			$17.11	-9%
Gold (per ounce)			$1,278			$1,291	-1%
Lead (per pound)			$0.98			$1.10	-11%
Zinc (per pound)			$1.24			$1.39	-11%
CAD/USD			1.297			1.294	0%
MXN/USD			19.245			18.926	2%

During the year ended December 31, 2018, the Company earned revenues of $59.4 million, compared to $63.7 million in 2017. The decrease in revenue relative to the prior year was primarily attributable to a decrease in realized metal prices for all metals ($4.0 million effect), and a decrease in metal sales volumes ($2.3 million effect). These were partly offset by lower smelting and refining charges, which are netted against revenue, due to more favourable revenue contract terms with customers for 2018 ($2.0 million effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

(000’s)	FY 2018	FY 2017	Change	% Change
Revenue	$59,434	$63,746	$(4,312)	-7%
Production costs	47,414	41,752	5,662	14%
Mine operating earnings before non-cash items [1]	12,020	21,994	(9,974)	-45%
Amortization and depletion	3,462	3,878	(416)	-11%
Share-based compensation	373	427	(54)	-13%
Mine operating earnings	8,185	17,689	(9,504)	-54%
Mine operating earnings before non-cash items (% of revenue)	20%	35%
Mine operating earnings (% of revenue)	14%	28%
G&A expenses	6,389	7,822	(1,433)	-18%
EE&D expenses	13,053	9,524	3,529	37%
Finance and other income (expense)	1,846	2,413	(567)	-23%
Tax expense	652	1,466	(814)	-56%
Net income (loss)	$(10,063)	$1,290	$(11,353)	-880%
Adjusted EBITDA[1]	$(6,399)	$6,009	$(12,408)	-206%

Production costs

Production costs for the year ended December 31, 2018 were $47.4 million, an increase of 14% over the same period in 2017. This was predominantly attributable to higher MXN denominated unit mining costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $7.8 million effect). This was mainly the case in the third quarter and the early part of the fourth quarter of 2018, when the Company undertook previously announced restructuring initiatives to reduce costs and began to realize unit cost reductions in the fourth quarter of 2018 relative to the third quarter of 2018. These factors were partly offset by the decrease in sales volumes primarily from silver and gold (together a $1.4 million effect), and the weakening of the MXN relative to the USD, which reduced production costs in USD, terms as these are predominantly incurred in MXN ($0.7 million effect).

Mine operating earnings

Mine operating earnings before non-cash items decreased by $10.0 million as revenue decreased by $4.3 million due to a decline in realized metal prices as compared to 2017, and production costs increased by $5.7 million due to increased waste to ore ratios.

Amortization and depletion decreased mainly due to the increase in the estimated useful life of GMC based on the mineral resource estimate update announced earlier in the year, partly offset by the decrease in useful life of Topia based on the accelerated production rate anticipated in 2019 and future years.

General and administrative expenses

G&A expenses decreased 18% compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

1 The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

Exploration, evaluation, and development expenses

EE&D expenditures increased $3.5 million or 37% compared to the same period in 2017. As Coricancha was acquired on June 30, 2017, there were only care and maintenance expenditures for half a year of $2.9 million in 2017, compared to a full year’s expenditures of $7.1 million in 2018 comprising of care and maintenance expenditures and costs associated with the Bulk Sample Program. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. EE&D expenditures for the year ended December 31, 2018 also reflected $1.1 million of higher corporate development costs for the evaluation and negotiation of acquisition opportunities mainly related to the agreement to acquire Beadell. These factors were partly offset by a $1.4 million decrease in exploration expenses at Topia and San Ignacio, a $0.2 million decrease in changes in reclamation estimates recorded in EE&D, and a $0.1 million decrease in exploration expenses at Santa Rosa.

The cost of undertaking the closure plan (and any approved amendments) for the Coricancha legacy tailings are subject to an agreement with the prior owner of Coricancha to reimburse the Company for these costs (refer to discussion on ADVANCED PROJECTS / Legacy Tailings in this MD&A for further information). The Company has previously received full reimbursement of costs incurred. Furthermore, all permits are in place to restart Coricancha and the status of a decision from the MEM to modify the closure plan does not affect the permitting of the mine.

Finance and other income (expense)

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. These were $1.8 million compared to $2.4 million in the same period in 2017. During the year ended December 31, 2018, the Company recorded a foreign exchange gain of $1.1 million, mainly due to the positive mark-to-market adjustment on the Company’s foreign exchange forward contracts outstanding as at December 31, 2018, and realized gains on the settlement of forward contracts during the year. This is compared to a foreign exchange gain of $2.3 million in the same period in 2017, which was also due to the realized gains on the settlement of forward contracts. The decrease was partly offset by a $0.7 million increase in interest income as a result of higher interest rates and higher cash balances.

Tax expense

Income tax expense decreased by $0.8 million, compared to the same period in 2017, which was predominantly attributable to lower Mexican special mining duties, partly offset by higher Mexican withholding tax liabilities.

Net income (loss)

The increase in net loss was primarily due to a $9.5 million decrease in mine operating earnings, a $3.5 million increase in EE&D expenses, and a $0.6 million net decrease in finance and other income. These factors were partly offset by a $1.4 million decrease in G&A expenses and a $0.8 million decrease in income tax expense.

Adjusted EBITDA

The decrease largely reflects a $10.0 million decrease in mine operating earnings before non-cash items, a $3.8 million increase in EE&D expenses before non-cash items (such as share based compensation and changes in estimate of reclamation provisions), and a $0.1 million decrease in other income. These factors were partly offset by a $1.5 million decrease in G&A expenses before non-cash items.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Three months ended December 31, 2018

Revenue

	Q4 2018			Q4 2017%
	GMC	Topia	Total	GMC	Topia	Total	Change
Sales quantities
Silver (ounces)	273,503	181,643	455,146	341,069	175,009	516,078	-12%
Gold (ounces)	4,062	200	4,262	5,576	207	5,783	-26%
Lead (tonnes)	–	485	485	-	421	421	15%
Zinc (tonnes)	–	446	446	-	438	438	2%
Silver equivalent ounces	598,434	346,129	944,563	731,403	306,620	1,038,023	-9%
Revenue (000’s)
Silver revenue	$4,044	$2,692	$6,736	$5,709	$2,992	$8,701	-23%
Gold revenue	5,077	252	5,329	7,205	269	7,474	-29%
Lead revenue	-	969	969	-	1,035	1,035	-6%
Zinc revenue	-	1,149	1,149	-	1,429	1,429	-20%
Smelting and refining charges	(402)	(134)	(536)	(532)	(723)	(1,255)	-57%
Total revenue	$8,719	$4,928	$13,647	$12,382	$5,002	$17,384	-21%
Average realized metal prices and FX rates
Silver (per ounce)			$14.80			$16.86	-12%
Gold (per ounce)			1,250			1,292	-3%
Lead (per pound)			0.91			1.11	-18%
Zinc (per pound)			1.17			1.48	-21%
USD/CAD			1.322			1.251	6%
USD/MXN			19.855			18.953	5%

Revenues were $13.6 million in the fourth quarter of 2018, compared to $11.7 million in the third quarter of 2018 and $17.4 million in the fourth quarter of 2017. The increase from the previous quarter was primarily due to higher sales volumes ($1.4 million effect) and higher metal prices ($0.6 million effect).

Compared to the fourth quarter of 2017, revenue decreased by $3.7 million or 21%, due to lower metal sales volume ($2.8 million effect) and a decrease in metal prices ($1.6 million effect) as detailed in the table above. These were partly offset by the lower smelting and refining charges, which are netted against revenue, due to more favourable revenue contract terms with customers for 2018 ($0.7 million effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

(000’s)	Q4 2018	Q4 2017	Change	%Change
Revenue	$13,647	$17,384	$(3,737)	-21%
Production costs	11,630	12,422	(792)	-6%
Mine operating earnings before non-cash items[1]	$2,017	$4,962	$(2,945)	-59%
Amortization and depletion	803	1,096	(293)	-27%
Share-based compensation	8	111	(103)	-93%
Mine operating earnings	1,206	3,755	(2,549)	-68%
Mine operating earnings before non-cash items (% of revenue)	15%	29%
Mine operating earnings (% of revenue)	9%	22%
G&A expenses	$1,653	$1,802	$(149)	-8%
EE&D expenses	3,769	2,568	1,201	47%
Finance and other income (expense)	757	(459)	1,216	-265%
Tax expense	100	844	(744)	-88%
Net income (loss)	$(3,559)	$(1,918)	$(1,641)	-86%
Adjusted EBITDA[1]	$(3,271)	$904	$(4,175)	-462%

Production costs

Production costs for the fourth quarter of 2018 decreased by $0.8 million compared to the fourth quarter of 2017. The decrease was attributable to lower metal sales volumes ($1.9 million effect) and the weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.5 million effect). These were partly offset by the higher MXN denominated mining costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $1.6 million effect).

Mine operating earnings

Mine operating earnings before non-cash items decreased by $2.9 million relative to the fourth quarter of 2017 as revenue decreased by $3.7 million, which was partly offset by the $0.8 million decrease in production costs.

Relative to the third quarter of 2018, mine operating earnings before non-cash items increased by $1.4 million mainly due to a $2.0 million increase in revenue, which was partly offset by a $0.6 million increase in production costs.

General and administrative expenses

G&A expenses for the fourth quarter of 2018 decreased by $0.1 million compared to the comparative period in 2017 mainly due to timing of expenditures.

Exploration, evaluation and development expenses

EE&D expenses increased by $1.2 million in the fourth quarter of 2018 compared to the same period in 2017 mainly due to a $1.6 million increase in spending at Coricancha for the Bulk Sample Program and a $0.3 million increase in corporate development costs for the evaluation and negotiation of acquisition opportunities mainly related to the agreement to acquire Beadell. These were partially offset by a $0.4 million reduction in exploration drilling at GMC and a $0.2 million decrease in changes in reclamation estimates recorded in EE&D.

1 The Company has included the non-GAAP performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

Finance and other income (expense)

Finance and other income increased by $1.2 million in the fourth quarter compared to the same period in 2017. During the quarter ended December 31, 2018, the Company recorded a foreign exchange gain of $0.5 million mainly due to the positive mark-to-market adjustment on the Company’s foreign exchange forward contracts outstanding as at December 31, 2018. This is compared to a foreign exchange loss of $0.3 million recorded in the fourth quarter of 2017 mainly as a result of a decline in the USD value of foreign currencies held by the Company. The Company also earned $0.2 million additional interest income as a result of higher interest rates and higher cash balances. Accretion expense was also lower by $0.1 million.

Tax expense

Income tax expense decreased by $0.7 million in the fourth quarter, compared to the same period in 2017, which was predominantly attributable to lower Mexican special mining duties, partly offset by higher Mexican withholding tax liabilities.

Net income (loss)

The increase in net loss was primarily due to a $2.5 million decrease in mine operating earnings and a $1.2 million increase in EE&D expenses. These factors were partly offset by a $1.2 million net increase in finance and other income, a $0.1 million decrease in G&A expenses and a $0.7 million decrease in income tax expense.

Adjusted EBITDA

Adjusted EBITDA decreased by $4.2 million in the fourth quarter of 2018, compared to the same period in 2017. The decrease reflected a $2.9 million decline in mine operating earnings before non-cash items, and a $1.4 million increase in EE&D expenses before non-cash items (such as share based compensation and changes in estimate of reclamation provisions). These factors were partly offset by a $0.1 million decrease in G&A cash expenses and a $0.1 million increase in other income.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

OUTLOOK

Great Panther expects to close the Acquisition of Beadell in early March. On January 29, 2019, Beadell issued 2019 production guidance of 145,000 to 155,000 gold ounces at an all-in sustaining cost of $1,000 to $1,100 per ounce. The Company will review Beadell’s guidance and expects to provide an update with the Company’s reporting for the first quarter of 2019. The Company’s focus for Beadell in 2019 will be integration, realization of cost synergies by rationalizing Beadell’s current Australian head office, and identifying and implementing cost-saving measures to optimize profitability of Tucano. Beadell’s operating team in Brazil will remain in place and there has already been a significant degree of coordination and integration with Great Panther’s head office through regularly scheduled meetings, regular communication, site visits and sharing of information and data. Great Panther also plans to immediately work with Beadell’s existing exploration team to develop a program aimed at capitalizing on Tucano’s significant exploration potential.

Great Panther will continue to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management.  In this regard, the Company has recently added senior technical and senior administrative positions, both of which have been filled by Brazilian-Canadians who have professional qualifications and experience in the mining sector in Brazil.  The Company will also continue to assess its needs at the executive level.

As previously announced, the Company took steps in the second half of 2018 to realign operations at GMC to reduce unit costs and maximize mine operating-cash flow, with a modest reduction in production. The Company has undertaken a multi-mine optimization strategy under which the entire production for GMC during 2019 will be sourced from the lower cost San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at growing higher margin resources. In addition, a planned increase in the processing capacity from the Topia Mine in 2019 is expected to increase Topia’s production by approximately 25% compared to 2018.

For 2019, the Company expects production to be in the range of 3.7 to 4.0 million Ag eq oz. Cash cost per silver ounce guidance for 2019 is $5.00 to $6.50 and the AISC guidance range is $13.00 to $15.00.

Production and cash cost guidance	FY 2019 Guidance	FY 2018 Actual

Total silver equivalent ounces[1]	3,700,000 - 4,000,000	4,170,966

Cash cost[2]	$5.00 – $6.50	$8.93

AISC, excluding corporate G&A expenditures[2]	$10.00 – $12.00	$11.94

AISC[2]	$13.00 – $15.00	$15.63

It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

The following provides the Company’s guidance for sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Capex and EE&D expense guidance	FY 2019 Guidance	FY 2018 Actual
Capital expenditures, excluding capital expenditures associated with Coricancha and Topia processing plant upgrades	$1.5 – $1.9 million	$1.9 million
EE&D – operating mines (excluding Coricancha)	$4.2 – $5.2 million	$3.5 million

In Peru, the Company will also continue to advance the development of the Coricancha Mine with the objective of setting a platform for production growth by 2020. While still in the evaluation stage, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

1For 2019 guidance and FY 2018 Actual, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 Cash cost, AISC excluding corporate G&A expenditures and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

The BSP at Coricancha continues to advance on schedule following the announcement in May 2018 of the positive PEA. The Company expects to be able to make a decision by end of March 2019 on whether to commence the restart of Coricancha.

Based on current cash flow forecasts, the Company expects its cash and net working capital will be sufficient to fund the closing and integration of the acquisition of Beadell, fund Beadell’s capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine.

METAL PRICE SENSITIVITIES

The Company’s financial results are very sensitive to the price of silver and gold, and to a lesser extent, lead and zinc. The following table summarizes the effect of changes in the silver price on the Company’s 2019 revenue outlook, based on an assumed production of 3.7 million silver equivalent ounces, which represents the bottom of the Company’s production guidance range for 2019:

Revenue Sensitivity to Change in Silver Price

Silver price per ounce		$11.50	$13.50	$15.50	$17.50	$19.50
GMC revenue	000’s	$23,285	$24,642	$25,998	$27,355	$28,712
Topia revenue	000’s	19,828	21,775	23,722	25,669	27,616
Total revenue	000’s	$43,113	$46,417	$49,720	$53,024	$56,328

Assumes gold price of $1,275/oz, zinc price of $1.15/lb, lead price of $1.00/lb, and production of 3.7 million Ag eq oz.

Revenue Sensitivity to Change in Gold Price

Gold price per ounce		$1,075	$1,175	$1,275	$1,375	$1,475
GMC revenue	000’s	$23,571	$24,870	$26,168	$27,466	$28,765
Topia revenue	000’s	23,721	23,843	23,965	24,087	24,209
Total revenue	000’s	$47,292	$48,713	$50,133	$51,553	$52,974

Assumes silver price of $15.75/oz, zinc price of $1.15/lb, lead price of $1.00/lb, and production of 3.7 million Ag eq oz.

The Company’s cash cost is affected by changes in metal prices of the by-products of silver, specifically gold at GMC and lead, zinc and gold at Topia. The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2019 estimated cash cost based on an assumed production of 3.7 million Ag eq oz and assumed cash cost of $5.75, which represent the bottom of the Company’s production guidance range and the middle of the cash cost guidance range for 2019, respectively.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

Cash Cost: Sensitivity to Change in Gold Price

Gold price per ounce	$1,075	$1,175	$1,275	$1,375	$1,475
Cash cost	$7.66	$6.80	$5.94	$5.08	$4.22

Assumes silver price of $15.75/oz, zinc price of $1.15/lb, lead price of $1.00/lb, and production of 3.7 million Ag eq oz.

Cash Cost: Sensitivity to Change in Zinc Price

Zinc price per pound	$0.95	$1.05	$1.15	$1.25	$1.35
Cash cost	$6.44	$6.19	$5.94	$5.69	$5.44

Assumes gold price of $1,275/oz, silver price of $15.75/oz, lead price of $1.00/lb, and production of 3.7 million Ag eq oz.

Cash Cost: Sensitivity to Change in Lead Price

Lead price per pound	$0.80	$0.90	$1.00	$1.10	$1.20
Cash cost	$6.38	$6.13	$5.94	$5.68	$5.42

Assumes gold price of $1,275/oz, zinc price of $1.15/lb, silver price of $15.75/oz, and production of 3.7 million Ag eq oz.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	December 31, 2018	December 31, 2017	Change
Cash and cash equivalents	$24,524	$36,797	$(12,273)
Short-term deposits	$26,057	$20,091	$5,966
Net working capital	$61,851	$65,965	$(4,114)

Cash and short-term deposits decreased by $6.3 million during 2018 primarily due to a $5.0 million loan advanced to Beadell in connection with the acquisition of the company, and $2.1 million in additions to mineral property, plant and equipment. These factors were partly offset by $0.3 million of cash generated by operating activities, $0.3 million in proceeds from the exercise of stock options and $0.1 million foreign exchange adjustment on cash balances.

Net working capital was $61.9 million as at December 31, 2018, a decrease of $4.1 million from December 31, 2017. The decrease was predominantly due to cash flow used in operating activities (before changes in non-cash working capital) of $6.7 million and additions to mineral property, plant and equipment of $2.1 million. These factors were partly offset by the reclassification of $1.9 million of Coricancha reimbursement rights on the legacy tailings reclamation work from long-term to current based on the estimated timing and amount of reclamation expenditures at year-end, a $1.2 million Peruvian value added tax refund, foreign exchange gains of $1.1 million, $0.3 million of stock option proceeds, and $0.2 million of other income.

Operating activities

For the year ended December 31, 2018, cash flows provided by operating activities amounted to $0.3 million, compared to $5.7 million in 2017. The $5.4 million decrease was primarily due to a reduction in mine operating earnings before non-cash items of $10.0 million (mainly due to lower realized metal prices and higher production costs), an increase in EE&D cash expenses of $3.8 million and a reduction in net realized foreign exchange gains and losses of $2.0 million. These factors were offset by a decrease in G&A cash expenses of $1.5 million, a net increase in non-cash net working capital items of $7.7 million, a decrease in income taxes paid of $0.5 million, an increase in net interest received of $0.5 million and an increase in other income of $0.2 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

For the quarter ended December 31, 2018, cash outflows from operating activities amounted to $1.9 million, compared to cash flows of $4.0 million for the fourth quarter of 2017. The $5.9 million decrease was due primarily to the decrease in mine operating earnings before non-cash items of $2.9 million, a reduction in non-cash net working capital items of $1.5 million, an increase in EE&D cash expenses of $1.4 million and a reduction in net realized foreign exchange gains and losses of $0.3 million. These factors were partly offset by the decrease in G&A cash expenses of $0.1 million, and an increase in other income of $0.1 million.

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short term deposits, for the year ended December 31, 2018, the Company had net cash outflows from investing activities of $7.1 million, compared to $6.2 million during the year ended December 31, 2017. During the year ended December 31, 2018, the Company advanced $5.0 million to Beadell and invested $2.1 million in mineral properties, plant and equipment. During the year ended December 31, 2017, the Company invested $5.3 million in mineral properties, plant and equipment, and put in place a $1.2 million environmental bond at Coricancha. These were partly offset by proceeds from disposal of plant and equipment of $0.2 million and cash received upon the acquisition of Coricancha of $0.1 million.

Similarly, for the quarter ended December 31, 2018, the Company had net cash outflows from investing activities of $5.6 million, compared to $2.5 million during the comparative period in 2017. The Company advanced $5.0 million to Beadell and invested $0.6 million in mineral properties, plant and equipment, respectively. For the quarter ended December 31, 2017, the Company invested $1.3 million in mineral properties, plant and equipment and put in place a $1.2 million environmental bond at Coricancha.

Financing activities

For the year ended December 31, 2018, the Company generated $0.3 million of cash from the exercise of stock options, compared to $1.2 million during the comparative period in 2017.

There were minimal stock option exercises for both the quarter ended December 31, 2018 and December 31, 2017.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned initiatives (including plans for Coricancha and the closing and integration of the Beadell acquisition, which is expected to close in the first week of March 2019), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and is subject to the Company’s plans and strategy.

Beadell has scheduled debt repayments of approximately $17 million in 2019, of which approximately $9.3 million is due in the first half of 2019 (after giving effect to the MACA Agreement). In addition, after closing the acquisition of Beadell, Beadell (as a subsidiary of Great Panther) will be required to make an offer to purchase its outstanding convertible debentures with a total principal value of $10 million. (Refer to the SIGNIFICANT EVENTS section for more information). The Company’s plans include seeking term debt facilities to refinance Beadell’s secured debt facilities and possibly its convertible debentures in the event the holders accept the offer to purchase.

The Company has stated its objective to grow by acquisition, and accordingly, will continue to evaluate opportunities to execute and complete additional acquisitions, and these may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, and foreign exchange rate fluctuations, as well as fluctuations in ore grades. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

As of the date of this MD&A, the Company has no debt, other than trade and other payables.

The Company does not enter into any long-term hedging arrangements in respect of its metal production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,383	$339	$638	$406	$–
Drilling services	13	13	–	–	–
Equipment purchases	362	362	–	–	–
Reclamation and remediation (undiscounted)	38,831	4,633	11,824	6,556	15,818
Total	$40,589	$5,347	$12,462	$6,962	$15,818

Under the terms of the acquisition agreement for Coricancha (the “Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at December 31, 2018, the Company’s consolidated financial statements reflected a reimbursement right in the amount of $8.9 million due from the Vendor in respect of these reclamation and remediation obligations. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at December 31, 2018, the Company had recorded a reimbursement right in the amount of $1.9 million recoverable from the Vendor in respect of certain fines and sanctions, and legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties, other than compensation for key management personnel. Refer to note 22 of the accompanying annual audited consolidated financial statements for the year ended December 31, 2018.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2018 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

Significant new judgments during the year ended December 31, 2018, are those associated with (i) the determination of the point in time in which the Company transfers control of its metal concentrates to the customer, which affects both the amount and the timing of revenue recognized by the Company, and (ii) the possible outcome of the modification of the Coricancha legacy tailings remediation plan, which affects the reclamation and remediation costs for Coricancha.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted two new accounting standards effective January 1, 2018: “IFRS 15 – Revenue from Contracts with Customers" and “IFRS 9 – Financial Instruments”, refer to note 3(q) of the 2018 annual audited consolidated financial statements. Refer to note 3(r) of the 2018 annual audited consolidated financial statements for a discussion of the accounting standards anticipated to be effective January 1, 2019 or later.

NEW ACCOUNTING STANDARDS

A new accounting standard applicable to the Company, IFRS 16 Leases, has an effective date of January 1, 2019. The new standard specifies how to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a very low value.

Refer to note 3(r) of the 2018 annual audited consolidated financial statements for management’s transition plan and initial quantitative estimates of the effects on the consolidated financial statements of adopting this standard. In coming up with the estimates, the Company’s staff has completed training, and management has developed an implementation plan and built a database of existing agreements which may contain leases as defined in the new standard and completed the review and analysis of these contracts in accordance with the new standard.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$24,524	Amortized cost	Credit, currency, interest rate
Short-term deposits	$26,057	Amortized cost	Credit, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$2,939	Amortized cost	Credit, commodity price
Loan receivable	$5,048	Amortized cost	Credit
Other receivables	$475	Amortized cost	Credit, currency
Derivative assets	$738	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,237	Amortized cost	Credit, currency, interest rate
Trade and other payables	$7,633	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of financial risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2018.

1 As at December 31, 2018.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 169,957,674 common shares issued and outstanding. There were 7,201,714 options, 712,167 restricted share units and 251,400 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non- cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q4 2018	Q4 2017	FY 2018	FY 2017
Income (loss) for the period	$(3,559)	$(1,918)	$(10,063)	$1,290
Income tax expense	100	843	652	1,466
Interest income	(438)	(205)	(1,518)	(808)
Finance costs	251	413	917	962
Amortization of mineral properties, plant and equipment	836	1,120	3,573	3,954
EBITDA	$(2,810)	$253	$(6,439)	$6,864
Foreign exchange loss (gain)	(468)	268	(1,067)	(2,292)
Share-based compensation	217	353	1,321	1,413
Changes in reclamation estimates recorded in EE&D	(210)	30	(214)	24
Adjusted EBITDA	$(3,271)	$904	$(6,399)	$6,009

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the year ended December 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Production costs (sales basis)	$33,679	$31,308	$13,735	$10,444	$47,414	$41,752
Change in concentrate inventory	(1,192)	(460)	200	301	(992)	(159)
Selling costs	(312)	(1,366)	(656)	(549)	(968)	(1,915)
Production costs (production basis)	$32,175	$29,482	$13,279	$10,196	$45,454	$39,678
Tonnes milled, including custom milling	300,624	319,964	73,605	53,745	374,229	373,709
Cost per tonne milled	$107	$92	$180	$190	$121	$106

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended December 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Production costs (sales basis)	$8,025	$8,601	$3,605	$3,821	$11,630	$12,422
Change in concentrate inventory	(959)	(262)	(31)	(245)	(990)	(507)
Selling costs	(82)	(356)	(196)	(186)	(278)	(542)
Production costs (production basis)	6,984	7,983	3,378	3,390	10,362	11,373
Tonnes milled, including custom milling	70,387	80,896	18,883	17,500	89,270	98,396
Cost per tonne milled	$99	$99	$179	$194	$116	$116

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

Cash cost

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely- reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing management and other stakeholders to assess the net costs of silver production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

The following table reconciles cash cost to production costs for the year ended December 31, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Production costs	$33,679	$31,308	$13,735	$10,444	$47,414	$41,752
Smelting and refining charges	1,656	2,195	531	1,985	2,187	4,180
Revenue from custom milling	–	–	–	–	–	–
Cash operating costs	35,335	33,503	14,266	12,429	$49,601	$45,932
Gross by-product revenue
Gold by-product revenue	(24,020)	(27,432)	(985)	(755)	(25,005)	(28,187)
Lead by-product revenue	–	–	(3,904)	(2,741)	(3,904)	(2,741)
Zinc by-product revenue	–	–	(4,497)	(3,853)	(4,497)	(3,853)
Cash operating costs, net of by-product revenue	$11,315	$6,071	$4,880	$5,080	$16,195	$11,151
Payable silver ounces sold	1,106,357	1,404,696	707,206	533,006	1,813,563	1,937,702
Cash cost	$10.23	$4.32	$6.90	$9.53	$8.93	$5.76

The following table reconciles cash cost to production costs for the three months ended December 31, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Production costs	$8,025	$8,601	$3,605	$3,821	$11,630	$12,422
Smelting and refining charges	402	532	134	723	536	1,255
Revenue from custom milling	–	–	–	–	–	–
Cash operating costs	$8,427	$9,133	$3,739	$4,544	$12,166	$13,677
Gross by-product revenue
Gold by-product revenue	(5,077)	(7,205)	(252)	(269)	(5,329)	(7,474)
Lead by-product revenue	–	–	(969)	(1,035)	(969)	(1,035)
Zinc by-product revenue	–	–	(1,149)	(1,429)	(1,149)	(1,429)
Cash operating costs, net of by-product revenue	$3,350	$1,928	$1,369	$1,811	$4,719	$3,739
Payable silver ounces sold	273,503	341,069	181,643	175,009	455,146	516,078
Cash cost	$12.25	$5.65	$7.54	$10.35	$10.37	$7.25

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing management and other stakeholders to assess the total costs associated with all metal production. Management believes that cash cost per Ag eq oz provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

The following table reconciles cash cost per Ag eq oz to production costs for the year ended December 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Production costs	$33,679	$31,308	$13,735	$10,444	$47,414	$41,752
Smelting and refining charges	1,656	2,195	531	1,985	2,187	4,180
Cash operating costs	$35,335	$33,503	$14,266	$12,429	$49,601	$45,932
Silver equivalent ounces sold	2,608,715	2,892,243	1,318,924	901,273	3,927,639	3,793,516
Cash cost per Ag eq oz	$13.54	$11.58	$10.82	$13.79	$12.63	$12.11

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended December 31, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Production costs	$8,025	$8,601	$3,605	$3,821	$11,630	$12,422
Smelting and refining charges	402	532	134	723	536	1,255
Cash operating costs	$8,427	$9,133	$3,739	$4,544	$12,166	$13,677
Silver equivalent ounces sold	598,434	731,403	346,129	306,620	944,563	1,038,023
Cash cost per Ag eq oz	$14.08	$12.49	$10.80	$14.82	$12.88	$13.18

All-in sustaining cost (AISC)

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the year ended December 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Cash operating costs, net of by-product revenue[1]	$11,315	$6,071	$4,880	$5,080	$–	$–	$16,195	$11,151
G&A costs	–	–	–	–	5,338	6,818	5,338	6,818
Share-based compensation	–	–	–	–	1,321	1,413	1,321	1,413
Accretion	71	91	43	69	–	–	114	160
Sustaining EE&D costs	3,172	4,598	298	527	25	105	3,495	5,230
Sustaining capital expenditures	1,087	2,122	790	2,307	–	–	1,877	4,429
All-in sustaining costs	$15,645	$12,882	$6,011	$7,983	$6,684	$8,336	$28,340	$29,201
Payable silver ounces sold	1,106,357	1,404,696	707,206	533,006	n/a	n/a	1,813,563	1,937,702
AISC	$14.14	$9.17	$8.50	$14.98	n/a	n/a	$15.63	$15.07

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended December 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Cash operating costs, net of by-product revenue [1]	$3,350	$1,928	$1,369	$1,811	$–	$–	$4,719	$3,739
G&A costs	–	–	–	–	1,455	1,556	1,455	1,556
Share-based compensation	–	–	–	–	217	353	217	353
Accretion	22	45	9	34	–	–	31	79
Sustaining EE&D costs	313	1,081	130	27	6	98	449	1,206
Sustaining capital expenditures	289	488	150	175	–	–	439	663
All-in sustaining costs	$3,974	$3,542	$1,658	$2,047	$1,678	$2,007	$7,310	$7,596
Payable silver ounces sold	273,503	341,069	181,643	175,009	n/a	n/a	455,146	516,078
AISC	$14.53	$10.38	$9.13	$11.70	n/a	n/a	$16.06	$14.72

AISC excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 40

The following table reconciles cash operating costs, net of by-product revenue, to AISC excluding corporate G&A expenditures for the year ended December 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Cash operating costs, net of by-product revenue[1]	$11,315	$6,071	$4,880	$5,080	$16,195	$11,151
Accretion	71	91	43	69	114	160
Sustaining EE&D costs	3,172	4,598	298	527	3,470	5,125
Sustaining capital expenditures	1,087	2,122	790	2,307	1,877	4,429
All-in sustaining costs	$15,645	$12,882	$6,011	$7,983	$21,656	$20,865
Payable silver ounces sold	1,106,357	1,404,696	707,206	533,006	1,813,563	1,937,702
AISC excluding corporate G&A expenditures	$14.14	$9.17	$8.50	$14.98	$11.94	$10.77

The following table reconciles cash operating costs, net of by-product revenue, to AISC excluding corporate G&A expenditures for the three months ended December 31, 2018 and 2017:

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Cash operating costs, net of by-product revenue [1]	$3,350	$1,928	$1,369	$1,811	$4,719	$3,739
Accretion	22	45	9	34	31	79
Sustaining EE&D costs	313	1,081	130	27	443	1,108
Sustaining capital expenditures	289	488	150	175	439	663
All-in sustaining costs	$3,974	$3,542	$1,658	$2,047	$5,632	$5,589
Payable silver ounces sold	273,503	341,069	181,643	175,009	455,146	516,078
AISC excluding corporate G&A expenditures	$14.53	$10.38	$9.13	$11.70	$12.37	$10.83

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s consoidated financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 41

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the year ended December 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017	FY 2018	FY 2017
Cash operating costs[1]	$35,335	$33,503	$14,266	$12,429	$–	$–	$49,601	$45,932
G&A costs	–	–	–	–	5,338	6,818	5,338	6,818
Share-based compensation	–	–	–	–	1,321	1,413	1,321	1,413
Accretion	71	91	43	69	–	–	114	160
Sustaining EE&D costs	3,172	4,598	298	527	25	105	3,495	5,230
Sustaining capital expenditures	1,087	2,122	790	2,307	–	–	1,877	4,429
All-in sustaining costs	$39,665	$40,314	$15,397	$15,332	$6,684	$8,336	$61,746	$63,982
Silver equivalent ounces sold	2,608,715	2,892,243	1,318,924	901,273	n/a	n/a	3,927,639	3,793,516
AISC per Ag eq oz	$15.20	$13.94	$11.67	$17.01	n/a	n/a	$15.72	$16.87

The following table reconciles cash operating costs to AISC per Ag eq oz for the three months ended December 31, 2018 and 2017:

	GMC		Topia		Corporate		Consolidated
(000’s, unless otherwise noted)	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017	Q4 2018	Q4 2017
Cash operating costs[1]	$8,427	$9,133	$3,739	$4,544	$–	$–	$12,166	$13,677
G&A costs	–	–	–	–	1,455	1,556	1,455	1,556
Share-based compensation	–	–	–	–	217	353	217	353
Accretion	22	45	9	34	–	–	31	79
Sustaining EE&D costs	313	1,081	130	27	6	98	449	1,206
Sustaining capital expenditures	289	488	150	175	–	–	439	663
All-in sustaining costs	$9,051	$10,747	$4,028	$4,780	$1,678	$2,007	$14,757	$17,534
Silver equivalent ounces sold	598,434	731,403	346,129	306,620	n/a	n/a	944,563	1,038,023
AISC per Ag eq oz	$15.13	$14.69	$11.64	$15.59	n/a	n/a	$15.62	$16.89

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

1 Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 42

During the three months ended September 30, 2018, the Company determined that a material weakness in internal control over financial reporting existed as a result of misstatements identified by the Company’s auditors during their interim review of the September 30, 2018 interim financial statements. The misstatements were corrected in the September 30, 2018 interim financial statements and there is no material effect on previously issued financial statements. The control weakness related to the ineffective operation of control activities designed to identify material errors in the application of IFRS for changes in the reclamation and remediation provision and reimbursement rights. As at the date of this MD&A, the Company has remediated this matter, which included implementing enhanced review activities over the application of IFRS in these areas as part of the financial close process. Other than described above, there have been no changes that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

Management's Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded, as at December 31, 2018, that such disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Management, under the supervision of and with the participation of the Company’s CEO and CFO, evaluated the effectiveness of the Company’s internal controls over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (“COSO”) in «Internal Control - Integrated Framework (2013)». Based on that evaluation, management and the CEO and CFO have concluded that, as at December 31, 2018, the Company’s internal controls over financial reporting were effective.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

Regarding Beadell:

•	Expectation that the acquisition of Beadell will be completed in early March 2019;

•	Expectations regarding the timing of updating the 2019 outlook and guidance to include Tucano;

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 43

•	Expectations regarding the exploration plans for Tucano;

Regarding GMC:

•	The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;

•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;

•	Expectations that permits associated with the use and expansion of the TSF at GMC will be granted in due course and in favourable terms, with no suspension of GMC operations;

Regarding Topia:

•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;

•	Expectations regarding the completion of the Phase II TSF at Topia;

•	Expectations regrading increasing the processing capacity from Topia in 2019;

•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;

•	The expectation that any mitigation measures that may arise from the PROFEPA audit of Topia will extend through 2019 and beyond;

Regarding Coricancha:

•	The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;

•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;

•	Expectations regarding the outcome of Coricancha’s Bulk Sample Program;

•	Expectations that the Company is anticipating to be able to make a decision by the end of March 2019 to commence the restart of Coricancha;

•	Expectations regarding the costs to restart Coricancha;

•	Expectations regarding the reclamation process at Coricancha;

Regarding general corporate matters:

•	Guidance provided in the "Outlook" section of this MD&A, such as silver production, cash cost, AISC, capital expenditures, and EE&D expenditures;

•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the foreseeable future;

•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition; and

•	Expectations in respect of permitting and development activities.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 44

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead, zinc, and copper; expected Canadian dollar, MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business – Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 45